Exhibit 12.1

WHITING PETROLEUM CORPORATION AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Six Months Ended
	June 30,	Year Ended December 31,
	2013	2012	2011	2010	2009	2008
Fixed charges:
Interest expensed	$39,641	$65,692	$53,834	$48,486	$53,582	$59,010
Interest capitalized	602	2,749	3,574	2,920	3,406	3,129
Amortized premiums, discounts and capitalized expenses related to indebtedness	4,950	9,518	8,682	10,592	11,026	6,068
Estimate of interest within rental expense	424	1,145	883	684	603	431

Total fixed charges	$45,617	$79,104	$66,973	$62,682	$68,617	$68,638

Earnings:
Income (loss) before income taxes	$345,735	$662,011	$780,319	$541,443	$(162,835)	$408,820
Income from equity investees	(441)	(588)	(1,032)	(1,311)	(1,581)	(1,625)
Fixed charges (above)	45,617	79,104	66,973	62,682	68,617	68,638
Amortization of capitalized interest	1,010	1,745	1,409	1,117	776	463
Distributed income from equity investees	401	930	1,533	1,323	1,780	1,775
Interest capitalized	(602)	(2,749)	(3,574)	(2,920)	(3,406)	(3,129)
Noncontrolling interest in pre-tax income of subsidiaries	31	90	59	—	—	—

Total earnings	$391,751	$740,543	$845,687	$602,334	$(96,649)	$474,942

Ratio of earnings to fixed charges (unaudited) (1)	8.59	9.36	12.63	9.61	—	6.92

(1)	For the year ended December 31, 2009, earnings were inadequate to cover fixed charges, and the ratio of earnings to fixed charges therefore has not been presented for that period. The coverage deficiency necessary for the ratio of earnings to fixed charges to equal 1.00x (one-to-one coverage) was $165.3 million for the year ended December 31, 2009.